AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1996
                                                   REGISTRATION NO. 333-00155*



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         ----------------------------


                                AMENDMENT NO. 1
                                      TO
                                   FORM S-6
                   For Registration Under the Securities Act
                   of 1933 of Securities of Unit Investment
                       Trusts Registered on Form N-8B-2
                         ----------------------------
A.   EXACT NAME OF TRUST:
       Qualified Unit Investment Liquid Trust Series ("QUILTS"), Equity Strategic Ten, Series 1 and Equity Strategic Five, Series 1


B.   NAME OF DEPOSITOR:
       OCC Distributors

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
       OCC Distributors
       Two World Financial Center
       225 Liberty Street
       New York, New York 10080-6116

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                       COPY OF COMMENTS TO:
       SUSAN A. MURPHY                                 MICHAEL R. ROSELLA, Esq.
       Senior Vice President                           Battle Fowler LLP
       Quest Cash Management Services                  Park Avenue Tower
       Oppenheimer Capital                             75 East 55th Street
       Two World Financial Center                      New York, New York 10022
       225 Liberty Street                              (212) 856-6858
       New York, New York 10080-6116


E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
       An indefinite number of Units of Qualified Unit Investment Liquid Trust Series ("QUILTS"), Equity Strategic Ten, Series 1 and Equity Strategic Five, Series 1 is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.


F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
       Indefinite

G.   AMOUNT OF FILING FEE:
       $500** (as required by Rule 24f-2)

H.   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
       As soon as practicable after the effective date of the Registration Statement.
       _____ Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


* The Prospectus included in this Registration Statement constitutes a Combined Prospectus as permitted by the provisions of Rule 429 of The General Rules and Regulations under the Securities Act of 1933 (the "Act"). Said Prospectus covers units of undivided interest in QUILTS, Equity Strategic Five, Series 1 and QUILTS, Equity Strategic Ten, Series 1 heretofore filed as part of separate registration statements on Form S-6 (Registration Nos. 333-00155 and 33-65075, respectively) under the Act.
**   Previously paid.

336964.1

           Qualified Unit Investment Liquid Trust Series ("QUILTS")
                        Equity Strategic Ten, Series 1
                        Equity Strategic Five, Series 1


                             CROSS-REFERENCE SHEET

                     Pursuant to Rule 404 of Regulation C
                       Under the Securities Act of 1933

                 (Form N-8B-2 Items Required by Instruction as
                        to the Prospectus in Form S-6)


        FORM N-8B-2                                      FORM S-6
        ITEM NUMBER                                      HEADING IN PROSPECTUS

                    I. ORGANIZATION AND GENERAL INFORMATION

1.  (a)  Name of trust...............................    Front cover of Prospectus
    (b)  Title of securities issued..................    Front cover of Prospectus
2.  Name and address of each depositor...............    The Sponsor
3.  Name and address of trustee......................    The Trustee
4.  Name and address of principal underwriters.......    Distribution of Units
5.  State of organization of trust...................    Organization
6.  Execution and termination of trust agreement.....    Trust Agreement, Amendment and
                                                         Termination
7.  Changes of name..................................    Not Applicable
8.  Fiscal year......................................    Not Applicable
9.  Litigation.......................................     None

       II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. (a)  Registered or bearer securities.............    Book Entry Units
    (b)  Cumulative or distributive securities.......    Interest and Principal Distributions
    (c)  Redemption..................................    Trustee Redemption
    (d)  Conversion, transfer, etc...................    Book Entry Units, Sponsor Repurchase,
                              Trustee Redemption
    (e)  Periodic payment plan.......................    Not Applicable
    (f)  Voting rights...............................    Trust Agreement, Amendment and
                                                         Termination
    (g)  Notice to certificateholders................    Records, Portfolio, Substitution of Securities,
                                                         Trust Agreement, Amendment and
                                                         Termination, The Sponsor, the Trustee
    (h)  Consents required...........................    Trust Agreement, Amendment and Termination
    (i)  Other provisions............................    Tax Status
11. Type of securities comprising units..............    Objectives, Portfolio, Portfolio Summary
12. Certain information regarding periodic payment
    certificates.....................................    Not Applicable

                                       i
336964.1


        FORM N-8B-2                                      FORM S-6
        ITEM NUMBER                                      HEADING IN PROSPECTUS



13. (a)  Load, fees, expenses, etc...................    Summary of Essential Information, Public
                                                         Offering Price, Market for Units, Volume and
                                                         Other Discounts, Sponsor's Profits, Trust
                                                         Expenses and Charges
    (b)  Certain information regarding periodic
         payment certificates........................    Not Applicable
    (c)  Certain percentages.........................    Summary of Essential Information, Public
                                                         Offering  Price, Market for Units, Volume
                                                         and Other Discounts
    (d)  Price differences...........................    Volume and Other Discounts, Distribution of
                                                         Units
    (e)  Other loads, fees, expenses.................    Book Entry Units
    (f)  Certain profits receivable by depositors,
         principal underwriters, trustee or
         affiliated persons..........................    Sponsor's Profits, Portfolio Summary
    (g)  Ratio of annual charges to income...........    Not Applicable
14. Issuance of trust's securities...................    Organization, Certificates
15. Receipt and handling of payments from purchasers.    Organization
16. Acquisition and disposition of underlying
    securities.......................................    Organization, Objectives, Portfolio, Portfolio
                                                         Supervision
17. Withdrawal or redemption.........................    Comparison of Public Offering Price,
                                                         Sponsor's Repurchase Price and Redemption
                                                         Price, Sponsor Repurchase, Trustee
                                                         Redemption
18. (a)  Receipt, custody and disposition of income..    Monthly Distributions, Interest and Principal
                                                         Distributions, Portfolio Supervision
    (b)  Reinvestment of distributions...............    Not Applicable
    (c)  Reserves or special funds...................    Interest and Principal Distributions
    (d)  Schedule of distributions...................    Not Applicable
19. Records, accounts and reports....................    Records
20. Certain miscellaneous provisions of trust
     agreement
    (a)  Amendment...................................    Trust Agreement, Amendment and Termination
    (b)  Termination.................................    Trust Agreement, Amendment and Termination
    (c) and (d) Trustee, removal and successor.......    The Trustee
    (e) and (f) Depositor, removal and successor.....    The Sponsor
21. Loans to security holders........................    Not Applicable
22. Limitations on liability.........................    The Sponsor, The Trustee, The Evaluator
23. Bonding arrangements.............................    Part II - Item A
24. Other material provisions of trust agreement.....    Not Applicable

       III. Organization, Personnel and Affiliated Persons of Depositor

25. Organization of depositor........................    The Sponsor
26. Fees received by depositor.......................    Not Applicable

                                      ii
336964.1


        FORM N-8B-2                                      FORM S-6
        ITEM NUMBER                                      HEADING IN PROSPECTUS



27. Business of depositor............................    The Sponsor
28. Certain information as to officials and affiliated
    persons of depositor.............................    Not Applicable
29. Voting securities of depositor...................    Not Applicable
30. Persons controlling depositor....................    Not Applicable
31. Payments by depositor for certain services
    rendered to trust................................    Not Applicable
32. Payments by depositor for certain other services
    rendered to trust................................    Not Applicable
33. Remuneration of employees of depositor for
    certain services rendered to trust...............    Not Applicable
34. Remuneration of other person for certain services
    rendered to trust................................    Not Applicable

                 IV. Distribution and Redemption of Securities

35. Distribution of trust's securities by states.....    Distribution of Units
36. Suspension of sales of trust's securities........    Not Applicable
37. Revocation of authority to distribute............    None
38. (a)  Method of distribution......................    Distribution of Units
    (b)  Underwriting agreements.....................    Distribution of Units
    (c)  Selling agreements..........................    Distribution of Units
39. (a)  Organization of principal underwriters......    The Sponsor
    (b)  N.A.S.D. membership of principal
         underwriters................................    The Sponsor
40. Certain fees received by principal underwriters..    The Sponsor
41. (a)  Business of principal underwriters..........    The Sponsor
    (b)  Branch offices of principal underwriters....    The Sponsor
    (c)  Salesmen of principal underwriters..........    The Sponsor
42. Ownership of trust's securities by certain persons   Not Applicable
43. Certain brokerage commissions received by
    principal underwriters...........................    Not Applicable
44. (a)  Method of valuation.........................    Summary of Essential Information, Market for
                                                         Units, Offering Price, Accrued Interest,
                                                         Volume and Other Discounts, Distribution of
                                                         Units, Comparison of Public Offering Price,
                                                         Sponsor's Repurchase Price and Redemption
                                                         Price, Sponsor Repurchase, Trustee
                                                         Redemption
    (b)  Schedule as to offering price...............    Summary of Essential Information
    (c)  Variation in offering price to certain
         persons.....................................    Distribution of Units, Volume and Other
                                                         Discounts
45. Suspension of redemption rights..................    Not Applicable

                                      iii
336964.1


        FORM N-8B-2                                      FORM S-6
        ITEM NUMBER                                      HEADING IN PROSPECTUS

46. (a)  Redemption valuation........................    Comparison of Public Offering Price,
                                                         Sponsor's Repurchase Price and Redemption
                                                         Price, and Redemption Price, and Trustee
                                                         Redemption
    (b)  Schedule as to redemption price.............    Summary of Essential Information
47. Maintenance of position in underlying securities.    Comparison of Public Offering Price,
                                                         Sponsor's Repurchase Price and Redemption
                                                         Price, Sponsor Repurchase, Trustee
                                                         Redemption

              V. Information Concerning the Trustee or Custodian

48. Organization and regulation of trustee...........    The Trustee
49. Fees and expenses of trustee.....................    Trust Expenses and Charges
50. Trustee's lien...................................    Trust Expenses and Charges

                           VI. Policy of Registrant

51. (a)  Provisions of trust agreement with respect
         to selection or elimination of underlying
         securities..................................    Objectives, Portfolio, Portfolio Supervision,
                                                         Substitution of Securities
    (b)  Transactions involving elimination of
         underlying securities.......................    Not Applicable
    (c)  Policy regarding substitution or elimination
         of underlying securities....................    Substitution of Securities
    (d)  Fundamental policy not otherwise covered....    Not Applicable
52. Tax status of trust..............................    Tax Status

                  VII. FINANCIAL AND STATISTICAL INFORMATION

53. Trust's securities during last ten years.........    Not Applicable
54. Hypothetical account for issuers of periodic
    payment plans....................................    Not Applicable
55. Certain information regarding periodic payment
    certificates.....................................    Not Applicable
56. Certain information regarding periodic payment
    plans..............................Not Applicable
57. Certain other information regarding periodic
    payment plans....................................    Not Applicable
58. Financial statements (Instruction 1(c) to Form
    S-6) ............................................    Statement of Financial Condition

                                     iv
336964.1

                                  ("QUILTS")
                 QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES
                            A Unit Investment Trust


                        Equity Strategic Ten, Series 1
                        Equity Strategic Five, Series 1


         QUILTS consists of two separate unit investment trusts designated QUILTS Equity Strategic Ten, Series 1 (the "Strategic Ten Trust") and QUILTS Equity Strategic Five, Series 1 (the "Strategic Five Trust") (collectively, the "Trusts"). The Sponsor of the Trusts is OCC Distributors (the "Sponsor"). The objective of each Trust is to maximize total return through a combination of capital appreciation and current dividend income. The Strategic Ten Trust seeks to outperform the Dow Jones Industrial Average ("DJIA") by investing for a period of approximately twelve (12) months in its ten highest dividend yielding common stocks ("DJIA Strategic Ten") determined the day prior to the initial Date of Deposit. The Strategic Five Trust seeks to outperform the DJIA by investing for a period of approximately twelve (12) months in the five lowest price stocks of the DJIA's ten highest dividend yielding common stocks ("DJIA Strategic Five") determined the day prior to the initial Date of Deposit. The name "Dow Jones Industrial Average" is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsor, has not participated in any way in the creation of the Trusts or in the selection of the stocks included in each Trust and has not reviewed or approved any information included in this Prospectus. Dow Jones & Company, Inc. has not granted to the Trusts or the Sponsor a license to use the Dow Jones Industrial Average. The value of the Units of the Trusts will fluctuate with fluctuations in the value of the underlying Securities in the portfolio of each Trust. Therefore, Unit Holders who sell their Units prior to termination of the Trusts may receive more or less than their original purchase price upon sale. No assurance can be given that dividends will be paid or that the Units will appreciate in value. Units of the Trusts may be suited for purchase by IRAs, self-employed retirement plans (formerly Keogh Plans), pension, profit-sharing and other qualified retirement plans. Investors considering participation in any such plan should review specific tax laws and pending legislation related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. (See "Retirement Plans" and "Tax Status" in Part B of this Prospectus.)

         This Prospectus consists of two parts. Part A contains a Summary of Essential Information for each Trust including descriptive material relating to each Trust, the Statement of Condition of the Trusts and the Portfolio of each Trust. Part B contains general information about Trusts. Part A may not be distributed unless accompanied by Part B.

         QUILTS are not a deposit or other obligation of, or guaranteed by, a depository institution. QUILTS are not insured by the FDIC and are subject to investment risks, including possible loss of the principal amount invested.



   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE COMMISSION OR ANY STATE SECURITIES CORPORATION
                 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                      PROSPECTUS PART A DATED FEBRUARY 9,
                1996 Please read and retain both parts of this
                       Prospectus for future reference.

331449.2

                                    QUILTS
                        Equity Strategic Ten, Series 1

SUMMARY OF ESSENTIAL INFORMATION AS OF FEBRUARY 8, 1996 (The initial Date of Deposit. The initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee was made.)

CUSIP#: 74834 K300                                               Evaluation Time:  4:00 P.M. New York time.
Sponsor: OCC Distributors                                        Minimum Purchase: 1,000 Units
Date of Deposit: February 8, 1996                                Minimum Principal Distribution:  $1.00 per 1,000 Units.
Aggregate Value                                                  Liquidation Period:  From February 20, 1997 to the Mandatory
    of Securities:....................................$145,197       Termination Date.
Number of Units: (The number of Units will be                    Minimum Value of Trust: The Trust may be terminated if the
    increased as the Sponsor deposits additional                     value of the Trust is less than 40% of the aggregate of the
    Securities into the Trust.)........................149,534       Securities at the completion of the Deposit period.
Fractional Undivided Interest in Trust                           Mandatory Termination Date:  The earlier of March 20, 1997 or
    per 1,000 Units:.................................1/149,534       the disposition of the last Security in the Trust.
Public Offering Price:                                           Trustee:  The Chase Manhattan Bank (National Association).
    Aggregate Value of Securities                                Trustee's Annual Fee and Estimated Expenses:  $1.02 per
       in Trust.......................................$145,197       1,000 Units outstanding.
    Divided By 149,534 Units multiplied                          Annual Supervisory Fee (Payable to an affiliate of the
       by 1,000........................................$971.00       Sponsor): Maximum of $.25 per 1,000 Units outstanding
    Plus Sales Charge of 2.90% of Public Offering                    (see "Trust Expenses and Charges" in Part B).
       Price............................................$29.00   Estimated Organizational Expenses:(3)(4)  $1.67 per 1,000 Units.
    Public Offering Price per 1,000 Units(1).........$1,000.00   Record Date:  June 14, 1996 and December 13, 1996.
Redemption Price per 1,000 Units.......................$971.00   Dividend Payment Date:  June 28, 1996 and December 31,
Sponsor's Repurchase Price and Redemption                            1996.
       Price per 1,000 Units:(2).......................$971.00   Rollover Notification Date(5):  February 19, 1997 or another date
Excess of Public Offering Price Over                                 as determined by the Sponsor.
    Redemption Price per 1,000 Units: ..................$29.00
Excess of Sponsor's Initial Repurchase Price
    Over Redemption Price per 1,000 Units:..............$29.00




(1) On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

(2) Any redemptions of over 25,000 Units may, upon request of redeeming Unit Holders to the Trustee, be made in kind. The Trustee will forward the distributed securities to the Unit Holder's bank or broker-dealer account at the Depository Trust Company in book-entry form. See "Liquidity - Trustee Redemption" in Part B.

(3) Although historically the sponsors of unit investment trusts ("UITs") have paid all the costs of establishing UIT, this Trust (and therefore the Unit Holders) will bear all or a portion of its organizational costs. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; and the initial audit of the Trust. Total organizational expenses will be amortized over the life of the Trust. See "Trust Expenses and Changes" in Part B.

(4) Assumes the Trust will reach a size of 15,000,000 Units as estimated by the Sponsor; organizational expenses per 1,000 Units will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Organizational Expenses will be adversely affected.

(5) If a Unit Holder ("Rollover Unit Holder") so specifies prior to the Rollover Notification Date, the Rollover Unit Holder's Units will be redeemed in kind and the underlying distributed Securities will be sold by the Sponsor, on behalf of the Trustee, during the Liquidation Period. The proceeds will be reinvested as received in an available series of the QUILTS Equity Strategic Ten, if offered (see "Trust Administration Trust Termination").

                                      A-2
331449.2

                                    QUILTS
                        Equity Strategic Five, Series 1


SUMMARY OF ESSENTIAL INFORMATION AS OF FEBRUARY 8, 1996 (The initial Date of Deposit. The initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee was made.)

CUSIP#: 74834 K292                                            Evaluation Time:  4:00 P.M. New York time.
Sponsor: OCC Distributors                                     Minimum Purchase: 1,000 Units
Date of Deposit: February 8, 1996                             Minimum Principal Distribution:  $1.00 per 1,000 Units.
Aggregate Value                                               Liquidation Period:  From February 20, 1997 to the Mandatory
    of Securities:.................................$145,641       Termination Date.
Number of Units: (The number of Units will be                 Minimum Value of Trust: The Trust may be terminated if the
    increased as the Sponsor deposits additional                  value of the Trust is less than 40% of the aggregate of the
    Securities into the Trust.).....................149,758       Securities at the completion of the Deposit period.
Fractional Undivided Interest in Trust                        Mandatory Termination Date:  The earlier of March 20, 1997 or
    per 1,000 Units:..............................1/149,758       the disposition of the last Security in the Trust.
Public Offering Price:                                        Trustee:  The Chase Manhattan Bank (National Association).
    Aggregate Value of Securities                             Trustee's Annual Fee and Estimated Expenses:  $1.02 per
       in Trust....................................$145,641       1,000 Units outstanding.
    Divided By 149,758 Units multiplied                       Annual Supervisory Fee (Payable to an affiliate of the
       by 1,000.....................................$972.50       Sponsor): Maximum of $.25 per 1,000 Units outstanding
    Plus Sales Charge of 2.75% of Public Offering                 (see "Trust Expenses and Charges" in Part B).
       Price.........................................$27.50   Estimated Organizational Expenses:(3)(4)  $1.67 per 1,000 Units.
    Public Offering Price per 1,000 Units(1)......$1,000.00   Record Date:  June 14, 1996 and December 13, 1996.
Redemption Price per 1,000 Units....................$972.50   Dividend Payment Date:  June 28, 1996 and December 31,
Sponsor's Repurchase Price and Redemption                         1996.
       Price per 1,000 Units:(2)....................$972.50   Rollover Notification Date(5):  February 19, 1997 or another date
Excess of Public Offering Price Over                              as determined by the Sponsor.
    Redemption Price per 1,000 Units: ...............$27.50
Excess of Sponsor's Initial Repurchase Price
    Over Redemption Price per 1,000 Units:...........$27.50


(1) On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

(2) Any redemptions of over 25,000 Units may, upon request of redeeming Unit Holders to the Trustee, be made in kind. The Trustee will forward the distributed securities to the Unit Holder's bank or broker-dealer account at the Depository Trust Company in book-entry form. See "Liquidity - Trustee Redemption" in Part B.


(3) Although historically the sponsors of unit investment trusts ("UITs") have paid all the costs of establishing UIT, this Trust (and therefore the Unit Holders) will bear all or a portion of its organizational costs. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; and the initial audit of the Trust. Total organizational expenses will be amortized over the life of the Trust. See "Trust Expenses and Changes" in Part B.


(4) Assumes the Trust will reach a size of 15,000,000 Units as estimated by the Sponsor; organizational expenses per 1,000 Units will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Organizational Expenses will be adversely affected.


(5) If a Unit Holder ("Rollover Unit Holder") so specifies prior to the Rollover Notification Date, the Rollover Unit Holder's Units will be redeemed in kind and the underlying distributed Securities will be sold by the Sponsor, on behalf of the Trustee, during the Liquidation Period. The proceeds will be reinvested as received in an available series of the QUILTS Equity Strategic Five, if offered (see "Trust Administration - Trust Termination").

                                      A-3
331449.2

                                   QUALIFIED
                      UNIT INVESTMENT LIQUID TRUST SERIES

                                  ("QUILTS")


                                  THE TRUSTS

                  The Trust consists of two separate unit investment trusts designated QUILTS, Equity Strategic Ten, Series 1 ("Strategic Ten Trust") and Equity Strategic Five, Series 1 ("Strategic Five Trust") (collectively, the "Trusts"). The Trusts were created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"), dated the initial Date of Deposit, between OCC Distributors, as sponsor (the "Sponsor") and The Chase Manhattan Bank (National Association), as trustee (the "Trustee"). On the initial Date of Deposit, the Sponsor deposited with the Trustee the underlying Securities including delivery statements relating to contracts for the purchase of certain such Securities (the "Securities") in the aggregate amount set forth in the "Summary of Essential Information" for each Trust and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor a certificate evidencing the ownership of all of the Units of the Trusts, which Units are being offered by this Prospectus. (See "The Trust Organization" in Part B.) Each Trust will terminate approximately one year after the initial Date of Deposit.

                  Objectives. The objective of each Trust is to maximize total return through capital appreciation and current dividend income. The Strategic Ten Trust will invest for twelve (12) months in approximately equal values of the ten (10) common stocks in the Dow Jones Industrial Average ("DJIA") having the highest dividend yield on the business day prior to the initial Date of Deposit (the "DJIA Strategic Ten"). The Strategic Five Trust will invest for twelve (12) months in approximately equal values of the five (5) common stocks in the DJIA having the lowest per share stock price of the ten companies in the DJIA having the highest dividend yield on the business day prior to the initial Date of Deposit (the "DJIA Strategic Five"). As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security on the business day prior to the initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trusts. As used herein, the term "Securities" means the common stocks initially deposited in each Trust and described under Portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture (see "The Trusts--Organization" and "Risk Factors--Additional Securities" in Part B of this Prospectus). Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objective of the Trusts will be achieved.

                  Portfolio Summary. General. The Trusts are comprised of those Securities listed in each "Portfolio" in this Part A. The Strategic Ten Trust contains an underlying portfolio of ten (10) common stocks issued by companies engaged primarily in the following industries: Auto Manufacturing, 1 (10%); Chemical Products, 1 (10%); Electronics, 1 (10%); Financial Services/Banking, 1 (10%); Forest Products and Paper, 1 (10%); Machinery-Construction and Mining, 1 (10%); Oil/Gas-International, 3 (30%); and Tobacco/Food Processing, 1 (10%). The Strategic Ten Trust is deemed to be concentrated

                                      A-4
331449.2
in the Oil/Gas-International category.* See "Risk Factors--Petroleum Refining Companies" in Part B of this Prospectus. The Strategic Five Trust contains an underlying portfolio of five (5) common stocks issued by companies engaged primarily in the following industries: Auto Manufacturing, 1 (20%); Electronics, 1 (20%); Forest Products and Paper, 1 (20%); Machinery - Construction and Mining, 1 (20%); and Oil/Gas-International, 1 (20%). Although there are certain risks of price volatility associated with investment in common stocks (particularly with an investment in one or two common stocks), the risk to investors is reduced because the Trusts' capital is divided among ten stocks from eight different industry groups in the case of the Strategic Ten Trust or among five stocks from five different industry groups in the case of the Strategic Five Trust.

                  With the deposit of the Securities in the Trusts on the initial Date of Deposit, the Sponsor established a proportionate relationship among the aggregate value of the specified Securities in the portfolio of each of the Trusts. During the 90 days subsequent to the initial Date of Deposit, the Sponsor may, but is not obligated to, deposit from time to time additional Securities in the Trusts ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the portfolio of each of the Trusts immediately prior to such deposit, thereby creating additional Units which will be offered to the public by means of this Prospectus. These additional Units will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the number of shares of Securities in the portfolio of each of the Trusts on the initial Date of Deposit with the deposit of Additional Securities because of, among other reasons, purchase requirements, changes in prices, or the unavailability of Securities. Deposits of Additional Securities in the Trusts subsequent to the 90-day period following the initial Date of Deposit must replicate exactly the proportionate relationship among the shares of each Security in the portfolio of each of the Trusts at the end of the initial 90-day period. The number and identity of Securities in the Trusts will be adjusted to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities. The portfolio of each of the Trusts may change slightly based on such disposition. Securities received in exchange for shares will be similarly treated. As additional Units are issued by each Trust as a result of the deposit of Additional Securities, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. As of the Date of Deposit, Units in each of the Trusts represent an undivided interest in the principal and net income of the Trusts in the ratio of one thousand Units for the indicated initial aggregate value of Securities in each of the Trusts on the initial Date of Deposit as is set forth in the Summary of Essential Information (see "The Trusts--Organization" in Part B) (For the specific number of Units in each of the Trusts as of the initial Date of Deposit, see "Summary of Essential Information" for each Trust in this Part
A).

                  The DJIA Strategic Ten. The yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security one business day prior to the initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsor's selection of the DJIA Strategic Ten. The companies represented in the Strategic Ten Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsor. Investing in the stocks of the DJIA may be effective as well as
--------
* A Trust is considered to be "concentrated" in a particular category or issuer when the Securities in that category or of that issuer constitute 25% or more of the aggregate face amount of the portfolio.

                                      A-5
331449.2
conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group.

                  Although Equity Strategic Ten Portfolios were not available until this year, during the last 20 years, the strategy of investing in approximately equal values of the ten highest yielding stocks each year generally would have yielded a higher total return than an investment in all 30 stocks which make up the DJIA. The following table shows the hypothetical performance of investing approximately equal amounts in each of the DJIA Strategic Ten (but not any QUILTS Equity Strategic Ten Series) at the beginning of each year and rolling over the proceeds. They do not reflect sales charges, commissions or taxes. These results represent past performance of the DJIA Strategic Ten, and should not be considered indicative of future results of the Trust. The DJIA Strategic Ten underperformed the DJIA in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in the Strategic Ten since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

                  The following table compares the actual performance of the DJIA and approximately equal values of the DJIA Strategic Ten in each of the past 20 years, as of December 31 in each of these years:

                                      A-6
331449.2

            COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

                              DJIA Strategic Ten(1)                                 Dow Jones Industrial Average (DJIA)
  Year      Appreciation(2)  Actual Dividend Yield (3)  Total Return(4)  Appreciation(2)  Actual Dividend Yield (3)  Total Return(4)

  1976              27.80%                    7.10%          34.90%            17.86%                   4.86%            22.72%
  1977              -7.58                     5.82            1.76            -17.27                    4.56            -12.71
  1978              -6.95                     7.04            0.09             -3.15                    5.84              2.69
  1979               4.58                     8.39           12.97              4.19                    6.33             10.52
  1980              18.69                     8.53           27.22             14.93                    6.48             21.41
  1981              -0.88                     8.37            7.49             -9.23                    5.83             -3.40
  1982              17.81                     8.23           26.04             19.60                    6.19             25.79
  1983              30.52                     8.38           38.90             20.30                    5.38             25.68
  1984              -8.19                    13.99            5.80             -3.76                    4.82              1.06
  1985              22.19                     7.23           29.42             27.66                    5.12             32.78
  1986              23.97                    10.82           34.79             22.58                    4.33             26.91
  1987               0.94                     5.13            6.07              2.26                    3.76              6.02
  1988              15.92                     8.72           24.64             11.85                    4.10             15.95
  1989              18.65                     6.60           25.25             26.96                    4.75             31.71
  1990             -12.61                     5.04           -7.57             -4.34                    3.77             -0.57
  1991              28.11                     6.97           35.08             20.32                    3.61             23.93
  1992              -5.12                    12.96            7.84              4.17                    3.18              7.35
  1993              16.81                    10.11           26.92             13.72                    3.02             16.74
  1994               0.06                     4.09            4.15              2.14                    2.81              4.95
  1995              24.18                    12.43           36.61             33.45                    3.04             36.49


(1) The ten highest-yielding DJIA stocks. The DJIA Strategic Ten any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in that year.
(2) Appreciation for the DJIA Strategic Ten is calculated by subtracting the market value of these stocks as of the first trading day on the New York Stock Exchange in a given year from the market value of those stocks as the last trading day in that year, and dividing the result by the market value of the stocks as of the first trading day in that year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading dy in each year from the closing value of the DJIA as of the last trading day in that year, and dividing the result by the opening value of the DJIA as of the first trading day in that year.
(3) Actual Dividend Yield for the DJIA Strategic Ten is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks as of the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day in that year.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any reinvestment of dividend income.

                                      A-7
331449.2

                  The DJIA Strategic Five. The yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security one business day prior to the initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsor's selection of the DJIA Strategic Five. The companies represented in the Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsor. Investing in the stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group.


                  Although Equity Strategic Five Portfolios were not available until this year, during the last 20 years, the strategy of investing in approximately equal values of the five lowest priced of the ten highest yielding stocks each year generally would have yielded a higher total return than an investment in all 30 stocks which make up the DJIA. The following table shows the hypothetical performance of investing approximately equal amounts in each of the DJIA Strategic Five (but not any QUILTS Equity Strategic Five Series) at the beginning of each year and rolling over the proceeds. They do not reflect sales charges, commissions or taxes. These results represent past performance of the DJIA Strategic Five, and should not be considered indicative of future results of the Trust. The DJIA Strategic Five underperformed the DJIA in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in the DJIA Strategic Five since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.


                  The following table compares the actual performance of the DJIA and approximately equal values of the DJIA Strategic Five in each of the past 20 years, as of December 31 in each of these years:

                                      A-8
331449.2

            COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

                             DJIA Strategic Five(1)                               Dow Jones Industrial Average (DJIA)
  Year      Appreciation(2)  Actual Dividend Yield (3)  Total Return(4)  Appreciation(2)  Actual Dividend Yield (3)  Total Return(4)


  1976              33.35%                    7.41%          40.76%            17.86%                   4.86%            22.72%
  1977              -0.39                     6.04            5.65            -17.27                    4.56            -12.71
  1978              -5.39                     7.16            1.23             -3.15                    5.84              2.69
  1979               1.80                     8.10            9.90              4.19                    6.33             10.52
  1980              31.87                     8.65           40.52             14.93                    6.48             21.41
  1981              -4.39                     8.02            3.63             -9.23                    5.83             -3.40
  1982              34.58                     7.30           41.88             19.60                    6.19             25.79
  1983              27.33                     8.78           36.11             20.30                    5.38             25.68
  1984               3.77                     7.11           10.88             -3.76                    4.82              1.06
  1985              30.24                     7.60           37.84             27.66                    5.12             32.78
  1986              24.13                     6.18           30.31             22.58                    4.33             26.91
  1987               6.23                     4.83           11.06              2.26                    3.76              6.02
  1988              10.30                    11.54           21.84             11.85                    4.10             15.95
  1989              13.49                     4.35           17.84             26.96                    4.75             31.71
  1990             -20.60                     5.33          -15.27             -4.34                    3.77             -0.57
  1991              56.41                     5.38           61.79             20.32                    3.61             23.93
  1992               1.91                    21.08           22.99              4.17                    3.18              7.35
  1993              18.02                    15.83           33.85             13.72                    3.02             16.74
  1994               5.04                     3.56            8.60              2.14                    2.81              4.95
  1995              10.70                    19.72           30.42             33.45                    3.04             36.49




(1) The five lowest priced stocks of the ten highest-yielding DJIA stocks. The DJIA Strategic Five for any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in that year.
(2) Appreciation for the DJIA Strategic Five is calculated by subtracting the market value of these stocks as of the first trading day on the New York Stock Exchange in a given year from the market value of those stocks as the last trading day in that year, and dividing the result by the market value of the stocks as of the first trading day in that year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading dy in each year from the closing value of the DJIA as of the last trading day in that year, and dividing the result by the opening value of the DJIA as of the first trading day in that year.
(3) Actual Dividend Yield for the DJIA Strategic Five is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks as of the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day in that year.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any reinvestment of dividend income.


                                      A-9
331449.2

RISK FACTORS


         An investment in Units of the Trusts should be made with an understanding of the risks inherent in any investment in the Securities including, for common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). An investment in the Strategic Five Trust may subject a Unit Holder to greater market risk due to the relative lack of diversity in its portfolio, which contains five stocks, than the Strategic Ten Trust, which contains ten stocks in its portfolio. The portfolios of the Trusts are fixed and not "managed" by the Sponsor. All the Securities in the Trust are liquidated during a 30 business day period at the termination of the one-year life of each of the Trusts. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at the Trusts' termination or to meet redemptions, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts. In addition, the Strategic Ten Trust is considered to be "concentrated" in stocks of companies deriving a substantial portion of their income from the petroleum refining industry. Investment in this industry may pose additional risks including the volatility of oil prices, the impact of oil cartels, political uncertainty in the Middle East and increasing costs associated with environmental damage caused by oil companies and compliance with environmental regulations and legislation.

         In connection with the deposit of Additional Securities subsequent to the initial Date of Deposit, if cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities, to the extent the price of a Security increases or decreases between the deposit and the time the Security is purchased, Units may represent less or more of that Security and more or less of the other Securities in such Trust. In addition, brokerage fees incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unit Holder's Units and the income per Unit received by a Trust.

         The Sponsor cannot give any assurance that the business and investment objectives of the issuers of the Securities will correspond with or in any way meet the limited term objective of the Trusts. (See "Risk Factors" in Part B of this Prospectus).

PUBLIC OFFERING PRICE

         The Public Offering Price of each Unit of the Trusts is equal to the aggregate offering price of the Securities in each Trust divided by the number of Units of each Trust outstanding, plus a sales charge of (a) 2.90% of the Public Offering Price or 2.987% of the net amount invested in Securities per 1,000 Units of the Strategic Ten Trust and (b) 2.75% of the Public Offering Price or 2.828% of the net amount invested in Securities per 1,000 Units of the Strategic Five Trust (see "Summary of Essential Information"). Any cash held by the Trusts will be added to the Public Offering Price. For additional information regarding the Public Offering Price, the description of dividend and principal distributions, repurchase and redemption of Units and other essential information regarding the Trusts, see the "Summary of Essential Information" for each Trust in this Part A. During the initial offering period orders involving at least 50,000 Units or $50,000 will be entitled to a volume discount from the Public Offering Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities. (See "Public Offering" in Part B.) The price of a single Unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 1,000 Units by 1,000 and multiplying by the number of Units. If the Units of each of the Trusts had been available for sale on February 8, 1996, the Public Offering Price per 1,000 Units would have been $1,000.00.


                                     A-10
331449.2

DISTRIBUTIONS

         Distributions of dividends received, less expenses, will be made by each of the Trusts on the Distribution Dates to all Unit Holders of record on the corresponding Record Date. (See "Rights of Unit Holders -- Distributions" in Part B. For the specific dates representing the Distribution Dates and the Record Dates, see "Summary of Essential Information" for each Trust in Part A.) The final distribution will be made within a reasonable time after the termination of the Trust. Unit Holders may elect to automatically reinvest distributions (other than the final distribution in connection with the termination of the Trusts) into additional Units of a Trust, which will not be subject to a sales charge. See "Rights of Unit Holders - Reinvestment" in Part B.

MARKET FOR UNITS

         The Sponsor, although not obligated to do so, intends to maintain a secondary market for the Units of the Trusts after the initial public offering has been completed. The secondary market repurchase price will be based on the market value of the Securities in the portfolio of each of the Trusts. (See "Liquidity -- Sponsor Repurchase" for a description on how the secondary market repurchase price will be determined.) If a market is not maintained a Unit Holder will be able to redeem his or her Units with the Trustee (See Liquidity -- Trustee Redemption" in Part B). As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of each of the Trusts or of the liquidity of the Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION

         During the 30 day period prior to the Mandatory Termination Date (the "Liquidation Period"), Securities will begin to be sold in connection with the termination of the Trusts and all Securities will be sold or distributed by the Mandatory Termination Date. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust. The Sponsor will receive brokerage commissions from the Trusts in connection with such sales in accordance with applicable law. The Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Unit Holders may elect one of the three options in receiving their terminating distributions. Unit Holders may elect: (1) to receive their pro rata share of the underlying Securities in kind, if they own at least 25,000 Units, (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities, or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of each of the Trusts (if one is offered) at a reduced sales charge. See "Trust Administration--Trust Termination" in Part B for a description of how to select a termination distribution option.

         The Sponsor will attempt to sell the Securities as quickly as it can during the Liquidation Period without, in its judgment, materially adversely affecting the market price of the Securities, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Sponsor does not anticipate that the period will be longer than 30 days, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

         It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first

                                     A-11
331449.2
day of the Liquidation Period; for less liquid Securities, on each of the first two days of the Liquidation Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. On each of the following two days, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Liquidation Period, without any price restrictions.

         During the Liquidation Period, Unit Holders who have not chosen to receive distributions-in-kind will be at risk to the extent that Securities are not sold; for this reason the Sponsor will be inclined to sell the Securities in as short a period as they can without materially adversely affecting the price of the Securities. Unit Holders should consult their own tax advisers in this regard.

                                     A-12
331449.2

                         INDEPENDENT AUDITORS' REPORT


The Sponsor, Trustee, and Unit Holders of
Qualified Unit Investment Liquid Trust Series ("QUILTS")
Equity Strategic Ten, Series 1 and
Equity Strategic Five, Series 1


         We have audited the accompanying Statements of Condition and Portfolios of Qualified Unit Investment Liquid Trust Series ("QUILTS"), Equity Strategic Ten, Series 1 and Equity Strategic Five, Series 1 as of February 8, 1996. These statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on the Statements of Condition and Portfolios based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Condition and Portfolios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Condition and Portfolios. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The irrevocable letters of credit deposited in connection with the securities owned as of February 8, 1996, pursuant to contracts to purchase, as shown in the Statements of Condition and Portfolios, was confirmed to us by The Chase Manhattan Bank (National Association), the Trustee.

         In our opinion, the accompanying Statements of Condition and Portfolios present fairly, in all material respects, the financial position of Equity Strategic Ten, Series 1 and Equity Strategic Five, Series 1 as of February 8, 1996 in conformity with generally accepted accounting principles.





BDO SEIDMAN, LLP
New York, New York
February 8, 1996


                                     A-13
331449.2

                                    QUILTS

                            STATEMENTS OF CONDITION
                    AS OF DATE OF DEPOSIT, FEBRUARY 8, 1996

                                TRUST PROPERTY



                                                                                   EQUITY                  EQUITY
                                                                                  STRATEGIC               STRATEGIC
                                                                                    TEN,                    FIVE,
                                                                                  SERIES 1                SERIES 1
                                                                                  ---------               --------

Investment in Securities--Sponsor's Contracts to Purchase
    Underlying Securities Backed by Letter of Credit (1)................       $       145,197         $        145,641
Organizational Costs(2).................................................                25,000                   25,000
                                                                               ---------------         ----------------
Total...................................................................       $       170,197         $        170,641
                                                                               ===============         ================


                           INTEREST OF UNIT HOLDERS

Liabilities:
Accrued Liability(2)....................................................       $        25,000         $         25,000
Interest of Unit Holders-- Units of Fractional
Undivided Interest Outstanding
    Cost to Unit Holders(3).............................................       $       149,534         $        149,759
    Less-Gross Underwriting Commissions(4)..............................                 4,337                    4,118
                                                                               ---------------         ----------------
    Net Amount Applicable to Unit Holders...............................               145,197                  145,641
                                                                               ---------------         ----------------
    Total...............................................................       $       170,197         $        170,641
                                                                               ===============         ================



(1) Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on February 8, 1996. Irrevocable letters of credit issued by Credit Lyonnais in an amount in excess of $290,838 have been deposited with the Trustee to cover the purchase of the Securities pursuant to contracts to purchase such Securities.
(2) Organizational costs incurred by the Trust have been deferred and will be amortized over the life of the Trust. The Trust will reimburse the Sponsor for actual organizational costs incurred.
(3) Aggregate public offering price computed on 149,534 Units of Equity Strategic Ten, Series 1 and on 149,758 Units of Equity Strategic Five, Series 1 on the basis set forth under "Public Offering--Offering Price" in Part B.
(4) Sales charge of 2.90% computed on 149,534 Units of Equity Strategic Ten, Series 1 and 2.75% computed on 149,758 Units of Equity Strategic Five, Series 1 on the basis set forth under "Public Offering Price" in Part B.

                                     A-14
331449.2

                                    QUILTS

                        Equity Strategic Ten, Series 1

                                   PORTFOLIO
                            AS OF FEBRUARY 8, 1996


                                                                                                            Cost of
  Portfo-                                                          Percentage           Market             Securities
    lio          Number of         Name of Issuer                      of               Value               to Trust
    No.            Shares       and Ticker Symbol (2)               Fund (1)          Per Share               (3)
   -----          --------      ---------------------              ----------         ---------               ---

     1              272         Chevron Corporation -                  10.00%           $53.375            $14,518
                                CHV
     2              183         E.I. du Pont De                          9.97            79.125             14,480
                                Nemours & Company - DD
     3              175         Exxon Corporation -                      9.97            82.750             14,481
                                XON
     4              183         General Electric                        10.02            79.500             14,549
                                Company - GE
     5              283         General Motors                          10.02            51.375             14,539
                                Corporation - GM
     6              358         International Paper                     10.02            40.625             14,544
                                Company - IP
     7              178         J.P. Morgan &                           10.02            81.750             14,552
                                Company, Inc. - JPM
     8              213         Minnesota Mining and                    10.02            68.250             14,537
                                Manufacturing
                                Company -MMM
     9              151         Philip Morris                            9.96            95.875             14,476
                                Companies, Inc. - MO
    10              179         Texaco, Inc. - TX                       10.00            81.125             14,521

                                Total                                 100.00%                             $145,197
                                                               ==============                           ==========



                            FOOTNOTES TO PORTFOLIO

(1)   Based on the cost of the Securities to the Strategic Ten Trust.
(2) Forward contracts to purchase the Securities were entered into on February 8, 1996. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be February 14, 1996.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the Initial Date of Deposit.

      Additional information regarding the Strategic Ten Trust is as follows:

                                          Sponsor's Profit/Loss
                Sponsor's                     (Initial Date
             Purchase Price                    of Deposit)

               $145,197                           $--

                                     A-15
331449.2

                                    QUILTS

                        Equity Strategic Five, Series 1

                                   PORTFOLIO
                            AS OF FEBRUARY 8, 1996


                                                              Percentage            Market           Cost of
Portfolio     Number of      Name of Issuer (2)                   of                Value          Securities
   No.         Shares        and Ticker Symbol                 Fund (1)           Per Share       to Trust (3)
   ---        --------       -----------------                ----------          ---------       ------------
    1            546         Chevron Corporation - CHV            20.01%            $53.375           $ 29,143
    2            366         General Electric Company -           19.98              79.500             29,097
                             GE
    3            567         General Motors Corporation           20.00              51.375             29,130
                             - GM
    4            717         International Paper                  20.00              40.625             29,128
                             Company - IP
    5            427         Minnesota Mining &                   20.01              68.250             29,143
                             Manufacturing Company -
                             MMM

                             Total                                100.0%                              $145,641
                                                          ===============                       ==============




                            FOOTNOTES TO PORTFOLIO

(1)   Based on the cost of the Securities to the Strategic Five Trust.
(2) Forward contracts to purchase the Securities were entered into on February 8, 1996. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be February 14, 1996.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the Initial Date of Deposit.

      Addiional information regarding the Strategic Five Trust is as follows:

                                            Sponsor's Profit/Loss
                    Sponsor's                    (Initial Date
                Purchase Price                    of Deposit)

                    $145,641                          $--


                            UNDERWRITING SYNDICATES


                  OCC Distributors, World Financial Center, 200 Liberty Street, New York, NY 10281 will act as Underwriter for all of the Units of the Trusts. The Underwriter will distribute the Units through various broker-dealers, banks and/or other eligible participants (see "Public Offering
- Distribution of Units" in Part B).

                                     A-16
331449.2

                             [GRAPHIC OMITTED]

Strategic 10 Trust
------------------

An opportunity for Above-Average Total return through Capital Appreciation and Dividend Income.

Equities: The Place to Be
History has demonstrated that over time owning common stocks is an effective way of building wealth.

During the period from 1926 through 1994 stocks provided an average total return of 10.2% versus 4.8% for long term government bonds and 3.7% for U.S. Treasury bills.*

Investors should bear in mind that Treasuries and U.S. Government bonds are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk. But for those investors with the appropriate risk tolerance and investment time horizon, stocks would have provided investors with a substantial increase in real wealth.

Choosing the Right Stocks
The most common and popular indicator of the U.S. stock market is the Dow Jones Industrial Average (DJIA)**. The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the overall market and of American industry. These companies are major factors in our economy and their stocks are widely held by individuals and institutional investors. The companies represented in the DJIA are some of the most well-known and highly capitalized companies in America.

Investing in the stocks of the DJIA
may be an effective as well as a conservative investment strategy.

*Ibbotson Associates - All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included.

**Dow Jones Industrial Average is the property of Dow Jones and Company Inc., which is unaffiliated with the Sponsor and has not participated in any way in the creation of the Trust or in the selection of its stocks, or has approved any information contained in this brochure or in the Trust's prospectus.

The QUILTS Equity
Strategic 10 Trust

The QUILTS Equity Strategic 10 Trust utilizes a simple time tested strategy.
The Trust provides investors with the opportunity to invest in stocks of The Dow Jones Industrial Average while offering an attractive level of diversification.

The Trust seeks to provide above
average total return through capital appreciation and dividend income.

The Strategy
The Strategic 10 Strategy entails calculating and ranking the dividend yields of each of the 30 companies that comprise the DJIA. The ten stocks with the highest dividend yield are identified, and held for approximately one year. At maturity the trust is liquidated. Investors may choose to reinvest the proceeds into the next available QUILTS Equity Strategic series at a reduced sales charge, or receive all proceeds in cash.

Investing in DJIA stocks with high dividend yields relative to their price is designed to increase the potential for higher returns, because we believe their prices are undervalued. This may be effective in achieving the Trust's investment objectives. Since the Trust consists of common stocks, an investment should be made with an understanding of the risks inherent in any investment in common stock.

Advantages

Diversification - Purchasing a portfolio of these stocks as opposed to just one or two can achieve greater diversification.

Cost- Effective - An investment in the Trust avoids the costs associated with buying small quantities of securities directly. Minimum purchase is approximately $1,000.

Historically (as the chart shows) this strategy has effectively achieved higher returns than investing in the entire DJIA.

                      A Comparison of Total Return
                        An Investment of $10,000
                           1/1/76 thru 12/31/95***

                 [GRAPHIC OMITTED]


Term - The same stocks are held in the Trust for approximately one year, at which time the Trust will liquidate and proceeds will be distributed to unitholders.

Rollover Option - At maturity unitholders have the option of rolling into the next available QUILTS Equity Series at a reduced sales charge.

Liquidity - All or a portion of your units may be sold at any time. You will receive the current market value for your units, which may be more or less than the original purchase price. There is no charge to liquidate.

Dividends - Dividends are paid on a semi-annual basis, either in cash or reinvested into the Trust at no additional charge.

***The graph above represents past performance of the DJIA and the ten highest yielding stocks of the DJIA (but not the Trust). It is important to note that past performance is no guarantee of future results. Further, results are hypothetical. The graph assumes that all dividends and capital gains during a year are reinvested at the end of that year and does not reflect commissions or taxes. In addition, the Trust's performance will vary from that of investing in the ten highest yielding stocks of the DJIA because the Trust has a sales charge and expenses, may not invest equally in these stocks and may not be fully invested at all times. There can be no assurance that the Trust will outperform the DJIA over its one-year life or over consecutive rollover periods, if available.

                                    [GRAPHIC OMITTED]
Strategic 5 Trust
-----------------

An opportunity for Above-Average Total return through Capital Appreciation and Dividend Income.

Equities: The Place to Be
History has demonstrated that over time owning common stocks is an effective way of building wealth.

During the period from 1926 through 1994 stocks provided an average total return of 10.2% versus 4.8% for long term government bonds and 3.7% for U.S. Treasury bills.*

Investors should bear in mind that Treasuries and U.S. Government bonds are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk. But for those investors with the appropriate risk tolerance and investment time horizon, stocks would have provided investors with a substantial increase in real wealth.

Choosing the Right Stocks
The most common and popular indicator of the U.S. stock market is the Dow Jones Industrial Average (DJIA)**. The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the overall market and of American industry. These companies are major factors in our economy and their stocks are widely held by individuals and institutional investors.

Investing in the stocks of the DJIA
may be an effective as well as a conservative investment strategy.

*Ibbotson Associates - All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included.

**Dow Jones Industrial Average is the property of Dow Jones and Company Inc., which is unaffiliated with the Sponsor and has not participated in any way in the creation of the Trust or in the selection of its stocks, or has approved any information contained in this brochure or in the Trust's prospectus.

The QUILTS Equity
Strategic 5 Trust



The QUILTS Equity Strategic 5 Trust utilizes a simple time tested strategy. The Trust provides investors with the opportunity to invest in stocks of DJIA which are some of the most well-known and highly capitalized companies in America.

The Trust seeks to provide above
average total return through capital appreciation and dividend income.

The Strategy
The Strategic 5 Strategy entails calculating and ranking the dividend yields of each of the 30 companies that comprise the DJIA.. The ten stocks with the highest dividend yields are identified, and equal amounts of the five stocks with the lowest price per share are purchased. These stocks are held for about one year, and at maturity the trust is liquidated. Investors may choose to reinvest the proceeds into the next available QUILTS Equity Strategic series at a reduced sales charge, or receive all proceeds in cash.


Investing in DJIA stocks with high dividend yields relative to their price is designed to increase the potential for higher returns, because we believe their prices are undervalued. This may be effective in achieving the Trust's investment objectives. Since the Trust consists of common stocks, an investment should be made with an understanding of the risks inherent in any investment in common stock.

Advantages
Diversification - Purchasing a portfolio of these stocks as opposed to just one or two can achieve greater diversification.

Cost- Effective - An investment in the Trust avoids the costs associated with buying small quantities of securities directly. Minimum purchase is approximately $1,000.

Historically (as the chart shows) this strategy has effectively achieved higher returns than investing in the entire DJIA.

                      A Comparison of Total Return
                         An Investment of $10,000
                          1/1/76 thru 12/31/95***

                   [GRAPHIC OMITTED]



Term - The same stocks are held in the Trust for approximately one year, at which time the Trust will liquidate and proceeds will be distributed to unitholders.

Rollover Option - At maturity unitholders have the option of rolling into the next available QUILTS Equity Series at a reduced sales charge.

Liquidity - All or a portion of your units may be sold at any time. You will receive the current market value for your units, which may be more or less than the original purchase price. There is no charge to liquidate.

Dividends - Dividends are paid on a semi-annual basis, either in cash or reinvested into the Trust at no additional charge.

***The graph above represents past performance of the DJIA and the five lowest priced highest yielding stocks of the DJIA (but not the Trust). It is important to note that past performance is no guarantee of future results. Further, results are hypothetical. The graph assumes that all dividends and capital gains during a year are reinvested at the end of that year and does not reflect commissions or taxes. In addition, the Trust's performance will vary from that of investing in the five lowest priced highest yielding stocks of the DJIA, because the Trust has a sales charge and expenses, may not invest equally in these stocks and may not be fully invested at all times. There can be no assurance that the Trust will outperform the DJIA over its one-year life or over consecutive rollover periods, if available.

                               PROSPECTUS PART B
 Part B of this Prospectus may not be Distributed unless Accompanied by Part A

           QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES ("QUILTS")

                        EQUITY STRATEGIC TEN, SERIES 1
                        EQUITY STRATEGIC FIVE, SERIES 1


THE TRUST

                  Organization. "QUILTS" is comprised of two separate "unit investment trusts" designated as set forth above in Part A. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement") dated the Date of Deposit between OCC Distributors, as Sponsor, and The Chase Manhattan Bank (National Association), as Trustee.

                  The Portfolio of the Strategic Ten Trust contains the ten
(10) common stocks in the Dow Jones Industrial Average ("DJIA") (which is not affiliated with the Sponsor) having the highest dividend yield on the business day prior to the initial Date of Deposit (the "DJIA Strategic Ten"). The Portfolio of the Strategic Five Trust contains the five (5) common stocks in the DJIA having the lowest per share stock price of the ten companies in the DJIA having the highest dividend yield on the business day prior to the initial Date of Deposit (the "DJIA Strategic Five"). As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security on the business day prior to the initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trusts. As used herein, the term "Securities" means the common stocks initially deposited in each of the Trusts and described under the Portfolios and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture.

                  On the initial Date of Deposit, the Sponsor deposited with the Trustee the Securities with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the Certificates evidencing the ownership of all Units of the Trusts. The Sponsor may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unit Holders. (See "Trust Administration--Portfolio Supervision.")

                  As of the day prior to the initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities of the Trust in the ratio of one thousand Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trusts as is set forth in the "Summary of Essential Information" for each Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unit Holders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

                  With the deposit of the Securities in the Trusts on the initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities

331449.2
in each of the Trusts. During the 90 days subsequent to the initial Date of Deposit, the Sponsor may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the portfolio of each of the Trusts on the initial Date of Deposit. These additional Units will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The number and identity of Securities in the Trusts will be adjusted to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to shares. Securities received in exchange for shares will be similarly treated. The portfolio of each of the Trusts may change slightly based on such transaction. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trusts are unavailable (see "The Trust--Substitution of Securities" below). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering--Distribution of Units") resulting in a potential increase in the number of Units outstanding. As additional Units are issued by the Trusts as a result of the deposit of Additional Securities, the aggregate value of the Securities in each of the Trusts will be increased and the fractional undivided interest in each of the Trusts represented by each Unit will be decreased.

                  Objectives. The objective of the Trusts is to maximize total return through capital appreciation and current dividend income. The Strategic Ten Trust will invest for one year in approximately equal values of the ten
(10) common stocks in the DJIA having the highest dividend yield one business day prior to the initial Date of Deposit. The Strategic Five Trust will invest for one year in approximately equal values of the five (5) common stocks in the DJIA having the lowest per share stock price of the ten companies in the DJIA having the highest dividend yield one business day prior to the initial Date of Deposit. Investing in DJIA stocks with the highest dividend yields may be effective in achieving the Trusts' investment objectives because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Investors should note that each Trust's selection criteria were applied to the Securities one business day prior to the initial Date of Deposit. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the initial Date of Deposit. Therefore, there is no guarantee that the objective of the Trusts will be achieved.

                  The DJIA Strategic Ten. The Strategic Ten Trust is a fixed diversified portfolio of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield one business day prior to the initial Date of Deposit. The Strategic Ten Trust seeks a higher total return than the DJIA by acquiring these ten established, widely held stocks one business day before the Strategic Ten Trust is created, and holding them for about one year. There can be no assurance that the dividend rates will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well. Purchasing a portfolio of these stocks as opposed to one or two can achieve a more diversified holding. There is only one investment decision instead of ten, two dividends instead of 40. An investment in the Strategic Ten Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Investment in a number of companies with high dividends relative to their stock prices (usually because their stock prices are depressed) is designed to increase the Strategic Ten Trust's potential for higher returns. The Strategic Ten Trust's return will consist of a combination of capital appreciation and current dividend income. The Strategic Ten Trust will terminate in about

                                      B-2
331449.2
one year, when investors may choose to either receive the distribution in kind (if they own at least 25,000 Units) in cash or reinvest in the next QUILTS Equity Strategic Ten Series (if available) at a reduced sales charge.

                  The DJIA Strategic Five. The Strategic Five Trust is a fixed diversified portfolio of the five common stocks in the Dow Jones Industrial Average having the lowest per share stock price of the ten companies in the DJIA having the highest dividend yield one business day prior to the initial Date of Deposit. The Strategic Five Trust seeks a higher total return than the DJIA by acquiring these five established, widely held stocks one business day before the Strategic Five Trust is created, and holding them for about one year. There can be no assurance that the dividend rates will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well. Purchasing a portfolio of these stocks as opposed to one or two can achieve a more diversified holding. There is only one investment decision instead of five, two dividends instead of 20. An investment in the Strategic Five Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Investment in a number of companies with high dividends relative to their stock prices (usually because their stock prices are depressed) is designed to increase the Strategic Five Trust's potential for higher returns. The Strategic Five Trust's return will consist of a combination of capital appreciation and current dividend income. The Strategic Five Trust will terminate in about one year, when investors may choose to either receive the distribution in kind (if they own at least 25,000 Units) in cash or reinvest in the next QUILTS Equity Strategic Five Series (if available) at a reduced sales charge.

                  The Dow Jones Industrial Average. Each of the Securities has been taken from the DJIA. The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Trust Portfolio, inducing any additional Securities deposited in the Trust.

                  The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. Taking into account a number of name changes, 9 of the original companies are still in the DJIA today. For two periods of 17 consecutive years each, there were no changes to the list: March 14, 1939 - July 1956 and June 1, 1959 - August 6, 1976.

List as of October 1, 1928               Current List
--------------------------               ------------
Allied Chemical                          AT&T Corporation
American Can                             Allied Signal
American Smelting                        Aluminum Company of America
American Sugar                           American Express Company
American Tobacco                         Bethlehem Steel Corporation
Atlantic Refining                        Boeing Company
Bethlehem Steel Corporation              Caterpillar Inc.
Chrysler Corporation                     Chevron Corporation
General Electric Company                 Coca-Cola Company
General Motors Corporation               Walt Disney Company
General Railway Signal                   E.I. du Pont de Nemours & Company


                                      B-3
331449.2


Goodrich                                  Eastman Kodak Company
International Harvester                   Exxon Corporation
International Nickel                      General Electric Company
Mack Trucks                               General Motors Corporation
Nash Motors                               Goodyear Tire & Rubber Company
North American                            International Business Machines Corporation
Paramount Publix                          International Paper Company
Postum, Inc.                              McDonald's Corporation
Radio Corporation of America (RCA)        Merck & Company, Inc.
Sears, Roebuck & Company                  Minnesota Mining & Manufacturing Company
Standard Oil of New Jersey                J.P. Morgan & Company, Inc.
Texas Corporation                         Phillip Morris Companies, Inc.
Texas Gulf Sulphur                        Proctor & Gamble Company
Union Carbide Corporation                 Sears, Roebuck & Company
United States Steel Company               Texaco, Inc.
Victor Talking Machine                    Union Carbide Corporation
Westinghouse Electric Corporation         United Technologies Corporation
Woolworth Corporation                     Westinghouse Electric Corporation
Wright Aeronautical                       Woolworth Corporation




                  Portfolio. The Trusts consist of those Securities listed in the "Portfolio" for each Trust in Part A (or contracts to purchase such Securities together with an irrevocable letter or letters of credit for the purchase of such contracts) and Additional Securities deposited upon the creation of additional Units as set forth above and Substitute Securities acquired by a Trust as long as such Securities may continue to be held from time to time in the Trust together with uninvested cash realized from the disposition of Securities. Because certain of the Securities from time to time may be sold under certain circumstances, as described (see "Trust Administration"), no assurance can be given that the Trusts will retain for any length of time their present size and composition. The Trustee has not participated and will not participate in the selection of Securities for the Trusts, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

                  All of the Securities are publicly traded on the New York Stock Exchange. The contracts to purchase Securities deposited initially in the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the initial Date of Deposit.

RISK FACTORS

                  Fixed Portfolio. The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the value of a Portfolio Security's issuer and the ability of such an issuer to distribute dividends. The Trusts are not a "managed registered investment company" and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trusts, are not subject to such frequent changes based upon continuous analysis. However, the Sponsor may direct the disposition by the Trustee of Securities upon the occurrence of certain events. Some of the Securities in the Trusts may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. (See "Trust Administration--Portfolio Supervision" below.) Potential

                                      B-4
331449.2
investors also should be aware that the Sponsor may change its views as to the investment merits of any of the Securities during the life of the Trusts and therefore should consult their own financial advisers with regard to a purchase of Units. In addition, investors should be aware that the Sponsor, and its affiliates, currently act and will continue to act as investment adviser for managed investment companies and managed private accounts that may have similar or different investment objectives from the Trusts. Some of the Securities in the Trusts may also be owned by these other clients of the Sponsor and its affiliates. However, because these clients have "managed" portfolios and may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuation. Investors should consult with their own financial advisers prior to investing in either of the Trusts to determine its suitability. (See "Trust Administration--Portfolio Supervision.") All the Securities in each of the Trusts are liquidated or distributed during a 30-day period at the termination of the approximately one-year life of the Trusts. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at the termination of the Trusts or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts.

                  Additional Securities. Investors should be aware that in connection with the creation of additional Units subsequent to the initial Date of Deposit, the Sponsor may deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in each of the Trusts. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security at the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unit Holder's Units and the Income per Unit received by the Trusts. In particular, Unit Holders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trusts during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trusts will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

                  Common Stock. Since the Trusts contain common stocks of domestic issuers, an investment in Units of either of the Trusts should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

                                      B-5
331449.2

                  Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trusts thus may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the initial Date of Deposit.

                  Petroleum Refining Companies. The Portfolio of the Strategic Ten Trust may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry to 1996 and beyond include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices and a higher rate of growth for natural gas production than for other fuels. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity during the Persian Gulf crisis prevented severe market disruption. Although unused capacity can contribute to market stability, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. As a result of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasions as a result of weak prices, even in the absence of supplies from Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the former Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.


                  Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade.

                                      B-6
331449.2

Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profit, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, due to gasoline reformulations that call for less crude oil, due to warmer winters or due to a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. Cheaper oil could also decrease demand for natural gas. However, no assurance can be given that the demand for or the price of oil will increase or that if either anticipated increase does take place, it will not be marked by great volatility.


                  In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum product or natural gas industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

                  Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit Holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in the Trusts or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business goals.

PUBLIC OFFERING

                  Offering Price. The Public Offering Price per 1,000 Units of each of the Trusts is equal to the aggregate value of the underlying Securities (the price at which they could be directly purchased by the public assuming they were available) in each Trust divided by the number of Units outstanding for that Trust times 1,000 plus a sales charge of (a) 2.90% of the Public Offering Price or 2.987% of the net amount invested in Securities per 1,000 Units of the Strategic Ten Trust and (b) 2.75% of the Public Offering Price or 2.828% of the net amount invested in Securities per 1,000 Units of the Strategic Five Trust. In addition, the net amount invested in Securities will involve a proportionate share of amounts in the Income Account and Principal Account, if any. The Public Offering Price can vary on a daily basis from the amount stated in this Prospectus in accordance with fluctuations in the market value of the Securities and the price to be paid by each investor will be computed as of the date the Units are purchased.

                  The aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trusts' expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other

                                     B-7
331449.2
appraisal deemed appropriate by the Trustee, or (c) by any combination of the above, each as of the Evaluation Time.

                  Volume and Other Discounts. Units of the Trusts are available to Unit Holders at a volume discount ("Volume Discount") from the Public Offering Price during the initial public offering. Volume Discount will result in a reduction of the sales charge applicable to such purchases. Furthermore, Volume Discount applies to the cumulative Units purchased by a Unit Holder during a period of 60 days from the initial date of sale of the Units to such Unit Holder. Units purchased by the same purchasers in separate transactions during the 60-day period will be aggregated for purposes of determining if such purchaser is entitled to a Volume Discount provided that such purchaser must own at least the lesser of either (i) the required number of Units, or (ii) the required dollar amount at the Public Offering Price, at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. Volume Discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. As a result of such discounts, units are sold to dealers/agents at prices which represent a concession as reflected below. The Sponsor reserves the right to change these discounts from time to time. The amount of Volume Discount, the approximate sales charge and the dealer concession applicable to such purchases are as follows:

                                                            Volume Discount
                                                              from Public           Approximate       Approximate
           Number of Units                  Sales            Offering per             Reduced         Dealer/Agent
          or Dollar Amounts                 Charge               Unit              Sales Charge        Concession

Strategic Ten Trust
Less than 25,000                            2.90%                 0%                   2.90%             2.00%
25,000 but less than 50,000                 2.90%                .05%                  2.85%             2.00%
50,000 but less than 100,000                2.90%                .30%                  2.60%             1.75%
100,000 but less than 250,000               2.90%                .65%                  2.25%             1.45%
250,000 and above*                          2.90%                .90%                  2.00%             1.25%
Strategic Five Trust
Less than 25,000                            2.75%                 0%                   2.75%             1.80%
25,000 but less than 50,000                 2.75%                .05%                  2.70%             1.80%
50,000 but less than 100,000                2.75%                .25%                  2.50%             1.65%
100,000 but less than 250,000               2.75%                .60%                  2.15%             1.35%
250,000 and above*                          2.75%                .80%                  1.95%             1.15%



                  Net Asset Value Purchases. No sales charge will be applied to the following transactions: purchases by persons who for at least 90 days have been directors, trustees, officers or full-time employees of any of (i) the funds distributed by OCC Distributors, (ii) Op Cap Advisors and (iii) OCC Distributors, or their affiliates, their immediate relatives or any trust, pension, profit sharing or other benefit plan for any of them; purchases by any account advised by Oppenheimer Capital, the parent of Op Cap Advisors; and purchases by an employee of a broker-dealer having a dealer or servicing agreement with OCC Distributors and/or a participating member of the Oppenheimer Capital brokered CD selling group or of a bank or financial intermediary currently offering QUILTS to its customers.


                  Distribution of Units.  During the initial offering period
(i) Units issued on the initial Date of Deposit and (ii) Additional Units issued after such date in respect of additional deposits of Securities,
--------
* For any transactions of 250,000 Units or more or over $250,000, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

                                      B-8
331449.2
will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period in each case is thirty days unless extended by the Sponsor for Units specified in (i) and (ii) in the preceding sentence. In addition, Units may be distributed through dealers who are members of the National Association of Securities Dealers, Inc. or other financial intermediaries as permitted by law. Certain banks and thrifts will make Units of the Trusts available to their customers on an agency basis. A portion of the sale charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

                  The Sponsor intends to qualify the Units of the Trusts for sale in Arkansas, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Maryland, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington, West Virginia and the District of Columbia. Additional states may be added from time to time.

                  The Sponsor may provide additional concessions to its affiliates in connection with the distribution of the Units. The Sponsor reserves the right to change the dealers concession at any time. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets and out of the assets of the Trusts. These programs will not change the price Unit Holders pay for their Units or the amount that the Trusts will receive from the Units sold.

                  Sponsor's Profits. The Sponsor will receive a gross underwriting commission (although the net commission retained will be lower because of the concession paid to dealers) equal to 2.90% of the Public Offering Price (2.987% of the net amount invested in the Securities) for the Strategic Ten Trust and 2.75% of the Public Offering Price per Unit (equivalent to 2.828% of the net amount invested in the Securities) for the Strategic Five Trust. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trusts representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trusts (see "Portfolio" in Part A). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trusts which were acquired from underwriting syndicates of which it was a member.

                  The Sponsor may have participated as a sole underwriter or manager, co-manager or member of underwriting syndicates from which some of the aggregate principal amount of the Securities were acquired for the Trusts in the amounts set forth in Part A.


                  During the initial offering period and thereafter to the extent Additional Units continue to be issued and offered for sale to the public the Sponsor may also realize profits or sustain losses as a result of fluctuations after the initial Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934, and may be of benefit to the Sponsor.


                  Both upon acquisition of Securities and termination of the Trusts, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trusts.


                                      B-9
331449.2

The Sponsor will receive brokerage commissions from the Trusts in connection with such purchases and sales in accordance with applicable law.


                  In maintaining a market for the Units (see
"Liquidity--Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell such Units.


                  Comparison of Public Offering Price, Sponsor's Repurchase Price and Redemption Price. Although the Public Offering Price of Units of the Trusts will be determined on the basis of the current offering prices of the Securities in the Trusts, the value at which Units may be redeemed or sold in the secondary market will be determined on the basis of the current bid prices of such Securities. On the initial Date of Deposit, the Public Offering Price and the Sponsor's Initial Repurchase Price per Unit of each of the Trusts (based on the offering side evaluation of the Securities in the Trusts) each exceeded the Redemption Price and the Sponsor's secondary market Repurchase Price per Unit (based upon the current bid side evaluation of the Securities in the Trusts) by the amounts shown under "Summary of Essential Information" for each Trust in Part A of this Prospectus. On the initial Date of Deposit, the bid side evaluation for each Trust was lower than the offering side evaluation for such Trust by the amount set forth in Part A. For this reason, among others (including fluctuations in the market prices of such Securities and the fact that the Public Offering Price includes the applicable sales charge), the amount realized by a Unit Holder upon any redemption or Sponsor repurchase of Units may be less than the price paid for such Units. See "Liquidity--Sponsor Repurchase."

RIGHTS OF UNIT HOLDERS

                  Book-Entry Units. Ownership of Units of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trusts will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchase and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Unit Holders must sign such written request exactly as their names appear on the record of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

                  Distributions. Dividends received by a Trust are credited by the Trustee to an Income Account for that Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

                  Distributions to each Unit Holder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date. Distributions from the Principal Account of the Trusts (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unit Holders of the Trusts on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units

                                     B-10
331449.2
will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the first Record Date on which they are a Unit Holder of record.

                  As of each month the Trustee will deduct from the Income Account of the Trusts, and, to the event funds are not sufficient therein, from the Principal Account of the Trusts, amounts necessary to pay the expenses of the Trusts (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trusts. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

                  The dividend distribution per 1,000 Units cannot be estimated and will change and may be reduced as Securities are redeemed, exchanged or sold, or as expenses of the Trusts fluctuate. No distribution need be made from the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 1,000 Units.

                  Reinvestment. Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trusts) may be reinvested by participating in a Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trust-Organization" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice. The reinvestment plan for the Trusts may not be available in all states. In order to enable a Unit Holder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust.

                  Records. The Trustee shall furnish Unit Holders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 1,000 Units. Within a reasonable time after the end of each calendar year the Trustee will furnish to each person who at any time during the calendar year was a Unit Holder of record, a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trusts, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 1,000 Units outstanding on the last business day of such calendar year; (b) as to the Principal
Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trusts, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 1,000 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 1,000 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unit Holders during such calendar year from the Income and Principal Accounts, separately stated, of the Trusts, expressed both as total dollar amounts and as dollar

                                     B-11
331449.2
amounts representing the pro rata share of each 1,000 Units outstanding on the last business day of such calendar year.


                  The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, Certificates issued or held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

Expenses and Charges.

Initial Expenses


                  All or a portion of the expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation and execution of the Trust Agreement, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trusts and amortized over the life of the Trusts. All advertising and selling expenses, as well as any organizational expenses not paid by the Trusts, will be borne by the Sponsor at no cost to the Trusts.

Fees

                  The Sponsor will not charge the Trusts a fee for their services as such. (See "Sponsor's Profits.")

                  The Sponsor will receive for portfolio supervisory services to the Trusts an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all series in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

                  The Trustee will receive, for its ordinary recurring services to the Trusts, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unit Holders".

                  The Trustee's fees applicable to the Trusts are payable from the Income Account of the Trusts to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Unit Holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

Other Charges

                  The following additional charges are or may be incurred by the Trusts: all expenses (including audit and counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including annual audit expenses of independent public accountants selected by the Sponsor (so long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds 50 cents per 1,000 Units), the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unit Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration

                                     B-12
331449.2
of the Trusts; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsor of the Trusts without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.


TAX STATUS

                  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit Holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

                  In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein.

                  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:


                           1. Each Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of a Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unit Holders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by a Trust will be treated as income of the Unit Holders in the manner set forth below.

                           2. Each Trust is not subject to the New York State Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unit Holder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as the income of the Unit Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

                           3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit additional Securities that are substantially similar to those establishing the Trusts. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trusts.

                  A taxable event will generally occur with respect to each Unit Holder when the Trusts dispose of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unit Holder. The price a Unit Holder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by the Trusts (in proportion to the fair market values thereof on the date the Unit Holder purchases his Units) in order to determine his initial cost for his pro rata portion of each Security held by the Trusts.


                  For Federal income tax purposes, a Unit Holder's pro rata portion of dividends paid with respect to a Security held by a Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" as defined by Section 316 of the Code. A Unit Holder's

                                     B-13
331449.2
pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unit Holder's tax basis in such Security, and to the extent that such dividends exceed a Unit Holder's tax basis in such Security will generally be treated as capital gain.


                  A distribution of Securities by the Trustee to a Unit Holder (or to his agent, including the Sponsor) upon redemption of Units (or an exchange of Units for Securities by the Unit Holder with the Sponsor) will not be a taxable event to the Unit Holder or to other Unit Holders. The redeeming or exchanging Unit Holder's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption or exchange, and his holding period for such Securities will include the period during which he held his Units. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer or a financial institution, when the Unit Holder (or his agent, including the Sponsor) sells the Securities so received in redemption for cash, when a redeeming or exchanging Unit Holder receives cash in lieu of fractional shares, when the Unit Holder sells his Units for cash or when the Trustee sells the Securities from the Trusts. However, to the extent a Rollover Unit Holder invests his redemption proceeds in units of an available series of the QUILTS Equity Strategic Ten or Equity Strategic Five (a "Rollover QUILTS"), such Unit Holder generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities to the extent that such Unit Holder is considered the owner of substantially identical securities under the grantor trust rules described above as applied to such Unit Holder's ownership of Units in a Rollover QUILTS, if such substantially identical securities were acquired within a period ending 30 days after such disposition. If a loss is incurred on the disposition of a Security and, during the period beginning 30 days before the disposition of such Security and ending 30 days after such date, the taxpayer acquires, enters into a contract to acquire, or acquires an option to acquire, substantially identical Securities, a tax loss is generally not available.

                  A Unit Holder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital gain and will be long-term if the Unit Holder has held his Units for more than one year. Investors who acquire Units after the date on which Units are initially sold will not qualify for long-term capital gain treatment even though they hold Units until the Trust terminates if Securities are sold on or before one year from the date on which they acquired Units. Individuals who realize long-term capital gains may be subject to a reduced tax rate on such gains. Such lower rate will be unavailable to those non-corporate Unit Holders who, as of the Mandatory Termination Date (or earlier termination of a Trust, have held their units for less than a year and a day. Similarly, with respect to non-corporate Rollover Unit Holders, this lower rate will be unavailable if, as of the beginning of the Liquidation Period, such Rollover Unit Holders have held their shares for less than a year and a day. The deduction of capital losses is subject to limitations. Tax rates may increase prior to the time when Unit Holders may realize gains from the sale, exchange or redemption of Units or Securities.

                  A Unit Holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss and will be long-term if the Unit Holder has held his Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses of non-corporate Unit Holders may be deducted against ordinary income.

                  Under Section 67 of the Code and the accompanying Regulations, a Unit Holder who itemizes his deductions may also deduct his pro rata share of the fees and expenses of the Trusts, but only to the extent that such amounts, together with the Unit Holder's other miscellaneous deductions, exceed 2% of his adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.



                                     B-14
331449.2

                  After the end of each calendar year, the Trustee will furnish to each Unit Holder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unit Holder and to the Internal Revenue Service.


                  A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit Holder's pro rata portion of dividends received by the Trust from a domestic corporation under
Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code (to the extent the dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Accordingly, Unit Holders should consult their tax adviser in this regard. Recent legislative proposals, if enacted, would reduce the rate of the dividends received deduction.

                  As discussed in the section "Termination", each Unit Holder may have three options in receiving their termination distributions, which are
(i) to receive their pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of their pro rata share of the underlying Securities, or (iii) to invest the amount of cash they would receive upon the liquidation of their pro rata share of the underlying Securities in units of a future series of the Trusts (if one is offered).

                  Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under
Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from a Trust and gain from the sale of Units in a Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

                  Before investing in a Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

                  Prospective tax-exempt investors are urged to consult their own tax advisers prior to investing in either of the Trusts.

Retirement Plans

                  These Trusts may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly

                                     B-15
331449.2
described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Unit Holders in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of the Trusts, and other financial institutions. Fees and charges with respect to such plans may vary.

                  Retirement Plans for the Self-Employed--Keogh Plans. Units of the Trusts may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ("Keogh plans"). Qualified individuals may generally make annual tax-deductible contributions up to the lesser of 25% of annual compensation or $30,000 to Keogh plans. The assets of the plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Generally, there are penalties for premature distributions from a plan before attainment of age 591/2, except in the case of a participant's death or disability and certain other circumstances. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 in a spousal account).

                  Individual Retirement Account--IRA. Any individual (including one covered by an employer retirement plan) can establish an IRA or make use of a qualified IRA arrangement set up by an employer or union for the purchase of Units of the Trust. Any individual can make a contribution in an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual or the individual's spouse (in the case of a married individual) participates in a qualified retirement plan and the individual's adjusted gross income exceeds $25,000 (in the case of a single individual or a married individual filing a separate return not residing with such person's spouse) or $40,000 (in the case of married individuals filing a joint return). Special rules apply in the case of married individuals living together who file separate returns. Generally, there are penalties for premature distributions from an IRA before the attainment of age 59 1/2, except in the case of the participant's death or disability and certain other circumstances.

                  Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Trusts.

LIQUIDITY

                  Sponsor Repurchase. The Sponsor, although not obligated to do so, currently intends to maintain a secondary market for the Units and continuously to offer to repurchase the Units. The Sponsor's secondary market repurchase price after the initial public offering is completed, will be based on the aggregate value of the Securities in the portfolio of each of the Trusts and will be the same as the redemption price. The aggregate value will be determined by the Trustee on a daily basis after the initial public offering is completed and computed on the basis set forth under "Liquidity--Trustee Redemption." During the initial offering period, the Sponsor's repurchase price will be based on the aggregate offering price of the Securities in the Trusts. Unit Holders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The Sponsor may discontinue repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which Units are received in proper form by OCC Distributors, Two World Financial Center, 225 Liberty Street, New York, NY 10080-6116. Units received after 4 P.M., New York Time, will be deemed to have been repurchased

                                     B-16
331449.2
on the next business day. In the event a market is not maintained for the Units, a Unit Holder may be able to dispose of Units only by tendering them to the Trustee for redemption.

                  Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate offering price of the Securities in each of the Trusts plus (a) a 2.90% sales charge (2.987% of the net amount invested) for the Strategic Ten Trust and (b) a 2.75% sales charge (2.828% of the net amount invested) for the Strategic Five Trust, plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.


                  The Sponsor may, under certain circumstances, as a service to Unit Holders, elect to purchase any Units tendered to the Trustee for redemption (see "Liquidity--Trustee Redemption" in this Part B). Factors which the Sponsor will consider in making a determination will include the number of Units of the Trust which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (seven calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unit Holder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

                  Trustee Redemption. Units may also be tendered to the Trustee for redemption at its corporate trust office at 770 Broadway, New York, New York 10003, upon proper delivery of such Units and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.


                  Within three business days following a tender for redemption, the Unit Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" for each Trust in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

                  A Unit Holder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of such Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each of the Securities in the Portfolio. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 1,000 shares for readily marketable Securities.

                  The Redemption Price per Unit is the pro rata share of the Unit in each Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being

                                     B-17
331449.2
collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unit Holders of record as of the business day prior to the evaluation being made. The Trustee may determine the value of the Securities in each Trust in the following manner: if the Securities are listed on a national securities exchange or the NASDAQ national market system, this evaluation is generally based on the closing sale prices on that exchange or that system (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the closing purchase price in the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation) or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

                  Any Unit Holder tendering 25,000 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unit Holder's bank or broker-dealer at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit Holders will receive his pro rata number of whole shares of each of the Securities comprising the portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unit Holder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unit Holder, the Trustee may sell Securities in the manner described above.


                  The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit or Units for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unit Holder at prices which will return to the Unit Holder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unit Holder on the day he would otherwise be entitled to receive payment of the Redemption Price.

                  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

                  A Unit Holder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.



                                     B-18
331449.2

TRUST ADMINISTRATION


                  Portfolio Supervision. Each Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of each of the Trusts, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. Although the portfolios of the Trusts are regularly reviewed, because of the formula employed in selecting the DJIA Strategic Ten and DJIA Strategic Five, it is unlikely that the Trusts will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. Although the Sponsor may direct the disposition of Securities upon the occurrence of the following events, it is unlikely that they will cause the Trust to dispose of a Security or cease buying it:


                  1. default in payment of amounts due on any of the Securities;

                  2.       institution of certain legal proceedings;

                  3. default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; or

                  4. determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or

                  5. decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unit Holders.


Furthermore, the Trusts will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the DJIA Strategic Ten or the DJIA Strategic Five, or even its deletion from the DJIA.


                  If a default in the payment of amounts due on any Security occurs and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trust Agreement provides that the Trustee, within 30 days of that failure by the Sponsor, may sell the Security.


                  The Trust Agreement provides that it is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Depositor directs that it be retained.

                  Any property received by the Trustee after the initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, which shall be retained, shall be retained or disposed by the Trustee as provided in the Trust Agreement. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trusts.

                  The Trust Agreement also authorizes the Sponsor to increase the size and number of Units of the Trusts by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units within 90 days subsequent to the initial Date of Deposit,

                                     B-19
331449.2
provided that the original proportionate relationship among the number of shares of each Security established on the initial Date of Deposit is maintained to the extent practicable. Deposits of Additional Securities in a Trust subsequent to the 90-day period following the initial Date of Deposit must replicate exactly the proportionate relationship among the shares of each Security in that Trust portfolio at the end of the initial 90-day period.

                  With respect to deposits of Additional Securities (or cash or a letter of credit with instructions to purchase Additional Securities), in connection with creating additional Units of the Trusts, the Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (2) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.


                  Trust Agreement and Amendment. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unit
Holders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unit Holders.


                  The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of the holders of Certificates evidencing 662/3% of the Units then outstanding for the purpose of modifying the rights of Unit Holders; provided that no such amendment or waiver shall reduce any Unit Holder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Certificates. The Trust Agreement may not be amended, without the consent of the holders of all Units in a Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unit Holders, in writing, of the substance of any such amendment.

                  Trust Termination. The Trust Agreement provides that the Trusts shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond February 19, 1997. If the value of a Trust shall be less than the minimum amount set forth under "Summary of Essential Information" for that Trust in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trusts may also be terminated at any time with the consent of the holders of 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust. The Sponsor will receive brokerage commissions from the Trusts in connection with such sales in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders. Such notice will provide Unit Holders with three options by which to receive their pro rata share of the net asset value of the Trust.

                           1. A Unit Holder who owns at least 25,000 Units and whose interest in a Trust would entitle him to receive at least one share of each Security, and who so elects by notifying the Trustee prior to the commencement of the Liquidation Period by returning a properly completed election request (to be supplied to Unit Holders at least 20 days prior to such date) (see Part A - "Summary of Essential Information" for the date of the commencement

                                     B-20
331449.2
         of the Liquidation Period), and whose interest in the Trust entitles him to receive at least one share of each underlying Security, will have his Units redeemed on commencement of the Liquidation Period by distribution of the Unit Holder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unit Holders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unit Holders should consult their own tax adviser in this regard.

                                    A Unit Holder may also elect prior to the
         commencement of the Liquidation Period by so specifying in a properly completed election request, the following two options with regard to the termination distribution of such Unit Holder's interest in the Trust as set forth below.


                           2. to receive in cash such Unit Holder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities over a period not to exceed 30 days immediately following the commencement of the Liquidation Period. The Unit Holder's Redemption Price per Unit on the settlement date of the last trade of a Security in the Trust will be distributed to such Unit Holder within three business days of the settlement of the trade of the last Security to be sold; and/or

                           3. to invest such Unit Holder's pro rata share of the net asset value of a Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities over a period not to exceed 30 days immediately following the commencement of the Liquidation Period, in units of an available series of QUILTS Equity Strategic Ten or Equity Strategic Five, as the case may be ("Rollover QUILTS"), provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by Unit Holder (a "Rollover Unit Holder") who affirmatively notifies the Trustee in writing by the Rollover Notification Date set forth in the "Summary of Essential Information" for each Trust in Part A. The availability of this option does not constitute a solicitation of an offer to purchase Units of a Rollover QUILTS or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. A Rollover Unit Holder's Units will be redeemed in kind and the Securities disposed of over the Liquidation Period. As long as the Unit Holder confirms his interest in purchasing units of the Rollover QUILTS and units are available, the proceeds of the sales (net of brokerage commissions, governmental charges and any other selling expenses) will be reinvested in units of the Rollover QUILTS at their net asset value plus the applicable sales charge. Such purchaser may be entitled to a reduced sales load of approximately 1.95% of the Public Offering Price upon the purchase of units of the Rollover QUILTS. It is expected that the terms of the Rollover QUILTS will be substantially the same as the terms of the Trusts described in this Prospectus, and that a similar procedure for redemption, liquidation and investment in a subsequent QUILTS Equity Strategic Ten or Equity Strategic Five series will be available for each new Trust approximately one year after the creation of that Trust. At any time prior to the purchase by the Unit Holder of units of a Rollover QUILTS such Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unit Holder from recognizing taxable capital gain or loss (except in the case of a loss, if the Rollover QUILTS is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay taxes. Unit Holders should consult their own tax advisers in this regard. (See "Tax Status".)

                  The Sponsor has agreed to effect the sales of underlying securities for the Trustee in the case of the second and third options over a period not to exceed 30 days immediately following


                                     B-21
331449.2
the commencement of the Liquidation Period. The Sponsor, on behalf of the Trustee, will sell the distributed Securities as quickly as practicable, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unit Holders in redemption of such Unit Holders' interest in the Trust.

                  Depending on the amount of proceeds to be invested in Units of Rollover QUILTS and the amount of other orders for Units in Rollover QUILTS, the Sponsor may purchase a large amount of securities for Rollover QUILTS in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over a 30-day period as described above is in the best interest of a Unit Holder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than 30 days if, in the Sponsor's judgment, such sales are in the best interest of Unit Holders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unit Holders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

                  Unit Holders who do not make any election will be deemed to have elected to receive the Redemption Price per Unit in cash (option number
2).


                  The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trusts, without penalty or incurring liability to any Unit Holder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit Holders prior to the commencement of the Liquidation Period. All Unit Holders will then elect either option 1, if eligible, or option 2.


                  The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

                  Investors should be aware that the staff of the Division of Investment Management of the Securities and Exchange Commission ("SEC") is of the view that the rollover described in option 3 above would constitute an "exchange offer" for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received an exemptive order under Section 11(c) which it believes permits it to offer the rollover option, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.

                  The Sponsor. Effective as of November 28, 1995 the Sponsor, Quest for Value Distributors, changed its name to OCC Distributors. The Sponsor is a majority-owned subsidiary of Oppenheimer Capital. Since 1969, Oppenheimer Capital has managed assets for many of the nation's largest pension plan clients. Today, the firm has over $37 billion under management from separate accounts and money market funds. The Quest for Value organization was created in 1988 to introduce mutual funds designed to help individual investors achieve their financial goals. OCC Distributors is committed to retirement planning and services geared to the long term investment goals of the individual investor. The Sponsor, a Delaware general partnership, is engaged in the mutual fund distribution business. It is a member of the National Association of Securities Dealers, Inc.

                                     B-22
331449.2

                  The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations.

                  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Unit Holders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                  The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trusts; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

                  The Trustee. The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003
(800) 428-8890. The Trustee is subject to the supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


                  The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for an disposition of any moneys, Securities or Certificates in accordance with the Trust Agreement, except in case of its own willful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.


                  For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders."

                  The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unit Holders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unit Holder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

                  Any corporation into which the Trustee may be merged or with which it may be consolidated, or an corporation resulting from any merger or consolidation to which the Trustee shall

                                     B-23
331449.2
be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

OTHER MATTERS

                  Legal Opinions. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Messrs. Carter, Ledyard & Milburn, Two Wall Street, New York, New
York 10005 have acted as counsel for the Trustee.

                  Independent Auditors. The Statements of Condition and Portfolios are included herein in reliance upon the report of BDO Seidman, LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.


                  Performance Information. Total returns, average annualized returns or cumulative returns for various periods of the DJIA Strategic Ten and the DJIA Strategic Five, the related index and the current Strategic Ten Trust or Strategic Five Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in the DJIA Strategic Ten and the DJIA Strategic Five during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for the Strategic Ten Trusts or the Strategic Five Trusts applying the DJIA Strategic Ten and the DJIA Strategic Five to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.


                                     B-24
331449.2

           Qualified Unit Investment Liquid Trust Series ("QUILTS")

                           (A Unit Investment Trust)


                        Equity Strategic Ten, Series 1
                        Equity Strategic Five, Series 1


                      Prospectus Dated: February 9, 1996



Sponsor:                                           Trustee:
OCC Distributors                                   The Chase Manhattan Bank
Two World Financial Center                         (National Association)
225 Liberty Street                                 770 Broadway
New York, New York  10080- 6116                    New York, New York  10003
(800) 628-6664                                     (800) 428-8890



                         ============================


                               Table of Contents
Title                                                              Page

         PART A
Summary of Essential Information................................... A-2
Independent Auditors' Report...................................... A-13
Statement of Condition.............................................A-14
Portfolio and Cash Flow Information................................A-15
Underwriting Syndicates............................................A-16


         PART B
The Trusts..........................................................B-1
Risk Factors........................................................B-4
Public Offering.....................................................B-7
Rights of Unit Holders ............................................B-10
Tax Status.........................................................B-13
Liquidity..........................................................B-16
Trust Administration...............................................B-19
Other Matters......................................................B-24


         No person is authorized to give any information or to make any representations not contained in Parts A and B of this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, the Evaluator, or the Sponsor. The Trust is a registered as unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.
         This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.
         Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and the Investment Company Act of 1940, and to which reference is made.

331449.2

          PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

     The employees of Quest for Value Distributors are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents: The facing sheet on Form S-6.
     The Cross-Reference Sheet.
     The Prospectus consisting of     pages.
     Undertakings.
     Signatures.

     Written consents of the following persons:
           Battle Fowler LLP (included in Exhibit 3.1)
           BDO Seidman, LLP
           The Chase Manhattan Bank (National Association) (included in
           Exhibit 5.1)

     The following exhibits:

   *99.1.1   -- Reference Trust Agreements including certain Amendments to the Trust Indenture and Agreement referred to under Exhibit
                1.1.1 below.

   *99.1.1.1 -- Trust Indenture and Agreement.

    99.1.3.4 -- Agreement of General Partnership of Quest for Value
                Distributors dated July 9, 1987 (filed as Exhibit 1.3.4 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Treasury Securities ("QUILTS") on January 21, 1993 and incorporated herein by reference).

    99.1.4   -- Form of Master Agreement Among Underwriters (filed as Exhibit
                1.4 to Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly Income -- U.S. Treasury Series 2 and QUILTS Asset Builder -- U.S. Treasury Series 3 on March 19, 1993 and incorporated herein by reference).

   *99.2.1   -- Form of Certificate.

   *99.3.1   -- Opinion of Battle Fowler LLP as to the legality of the
                securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.


--------
*   Filed herewith.


                                     II-i
336964.1

    *99.5.1  -- Consent of the Evaluator.

    99.6.0   -- Powers of Attorney of Quest for Value Distributors, by the
                majority of the Board of Directors and certain officers of Oppenheimer Financial Corp., its Managing General Partner (filed as Exhibit 6.0 to Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly Income -- U.S. Treasury Series 2 and QUILTS Asset Builder -- U.S. Treasury Series 3 on March 19, 1993 and as Exhibit 6.0 to Pre-Effective amendment No. 1 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Investment Unit Investment Laddered Trust Series ("QUILTS") on March 5, 1993 and incorporated herein by reference).


    *27      -- Financial Data Schedule (for EDGAR filing only).
--------
*   Filed herewith.


                                     II-ii
336964.1

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                  SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Qualified Unit Investment Liquid Trust Series ("QUILTS"), Equity Strategic Ten, Series 1 and Equity Strategic Five, Series 1 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 9th day of February, 1996.

                                  QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES ("QUILTS"), EQUITY STRATEGIC TEN, SERIES 1 AND EQUITY STRATEGIC FIVE, SERIES 1
                                  (Registrant)


                                  OCC DISTRIBUTORS
                                  (Depositor)

                                  By: OPPENHEIMER FINANCIAL CORP.,
                                        as Managing General Partner of the
                                        Depositor

                                  By: /s/ SUSAN A. MURPHY
                                      (Susan A. Murphy, Attorney-in-Fact)


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Oppenheimer Financial Corp., the Managing General Partner of the Depositor, in the capacities and on the date indicated.


NAME                  TITLE                                     DATE

STEPHEN ROBERT*       Chief Executive Officer and Director
Stephen Robert

NATHAN GANTCHER*      Chief Operating Officer and Director
Nathan Gantcher

ROGER EINIGER*        Chief Administrative Officer and Director
Roger Einiger

JOSEPH LAMOTTA*       Director
Joseph LaMotta

ANTONIO FERNANDEZ*    Chief Financial Officer and Treasurer
Antonio Fernandez


*By: /s/ SUSAN A. MURPHY                                        February 9, 1996
     (Susan A. Murphy, Attorney-in-Fact)



--------
* Executed copy of Power of Attorney filed as Exhibit 6.0 to Amendment No. 2 to Registration Statement No. 33-57284 on March 19, 1993, and as Exhibit
    6.0 to the Pre-Effective Amendment No. 1 to Registration Statement No. 33-57284 on March 5, 1993.

                                    II-iii
336964.1

                        CONSENT OF INDEPENDENT AUDITORS



The Sponsor, Trustee, and Unit Holders of
          QUILTS, Equity Strategic Five, Series 1


We have issued our report dated February 9, 1996 on the Statements of Condition and Portfolios of Qualified Unit Investment Liquid Trust Series ("QUILTS"), Equity Strategic Ten, Series 1 and Equity Strategic Five, Series 1 as of February 9, 1996 contained in the Registration Statement on Form S-6 and the Prospectus. We consent to the use of our report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption "Independent Auditors."


BDO Seidman, LLP


New York, New York
February 9, 1996


                                     II-iv
336964.1

                                                    REGISTRATION NO. 333-00155






                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                             ---------------------


                                   EXHIBITS

                                  FILED WITH

                                AMENDMENT NO. 1

                                      TO

                                   FORM S-6

                   For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                       Trusts Registered on Form N-8B-2


                           ------------------------


           QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES ("QUILTS"),
                        EQUITY STRATEGIC TEN, SERIES 1
                        EQUITY STRATEGIC FIVE, SERIES 1








336964.1

                                 EXHIBIT INDEX



Exhibit Number                          DESCRIPTION                                       PAGE


99.1.1   --  Reference Trust Agreements including certain Amendments to the
             Trust Indenture and Agreement referred to under Exhibit 1.1.1 below

99.1.1.1 --  Trust Indenture and Agreement................................

99.1.3.4 --  Agreement of General Partnership of Quest for Value
             Distributors dated July 9, 1987 (filed as Exhibit 1.3.4 to Form
             S-6 Registration Statement No. 33-57284 of Quest for Value's Unit
             Investment Laddered Treasury Securities ("QUILTS") on January 21,
             1993 and incorporated herein by reference).

99.1.4   --  Form of Master Agreement Among Underwriters (filed as Exhibit 1.4 to
             Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of
             Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"),
             QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly
             Income -- U.S. Treasury Series 2 and QUILTS Asset Builder  -- U.S.
             Treasury Series 3 on March 19, 1993 and incorporated herein by reference).

99.2.1   --  Form of Certificate..........................................

99.3.1   --  Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the
             Prospectus, and to the filing of their opinion regarding tax status of the
             Trust........................................................

99.5.1   --  Consent of the Evaluator.....................................

99.6.0   --  Powers of Attorney of Quest for Value Distributors, by the majority of the Board of Directors and certain officers of Oppenheimer Financial
             Corp., its Managing General Partner (filed as Exhibit 6.0 to Amendment
             No. 2 to Form S-6 Registration Statement No. 33-57284 of Quest for
             Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS
             Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly Income --
             U.S. Treasury Series 2 and QUILTS Asset Builder  -- U.S. Treasury
             Series 3 on March 19, 1993 and as Exhibit 6.0 to Pre-Effective
             amendment No. 1 to Form S-6 Registration Statement No. 33-57284 of
             Quest for Value's Investment Unit Investment Laddered Trust Series
             ("QUILTS") on March 5, 1993 and incorporated herein by reference).

27       --  Financial Data Schedule (for EDGAR filing only).


336964.1